UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission File Number: 001-16105
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
STONEPATH GROUP, INC. 401(K) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
STONEPATH GROUP, INC.
2200 Alaskan Way, Suite 200
Seattle, WA 98121

STONEPATH GROUP, INC. 401(k) PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
Year Ended December 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee
Stonepath Group, Inc. 401(k) Plan
Seattle, Washington
We have audited the accompanying statement of net assets available for benefits of the Stonepath Group, Inc. 401(k) Plan (“the Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Stonepath Group, Inc. 401(k) Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Peterson Sullivan PLLC
July 5, 2006
Seattle, Washington

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of the
Stonepath Group, Inc. 401(k) Plan
We have audited the accompanying statement of net assets available for benefits of the Stonepath Group, Inc. 401(k) Plan (the “Plan”) as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.
/s/ Mayer Hoffman McMann P.C.
Mayer Hoffman McCann P.C.
Certified Public Accountants
Plymouth Meeting, Pennsylvania
July 7, 2005

STONEPATH GROUP, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS
Investments, at fair value	$8,793,628	$8,825,500
Participants’ loans receivable	264,204	386,942

	9,057,832	9,212,442

Receivables:
Employer contributions	42,208	21,849
Participants’ contributions	41,275	75
Other contributions	3,467	—

	86,950	21,924

TOTAL ASSETS	9,144,782	9,234,366

LIABILITIES
Accrued expenses	40,190	24,189

NET ASSETS AVAILABLE FOR BENEFITS	$9,104,592	$9,210,177

See Notes to Financial Statements

STONEPATH GROUP, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2005
ADDITIONS:
Additions to net assets attributed to:
Net appreciation in fair value of investments	$464,836
Interest from participant loans	16,923

481,759

Contributions:
Employer	501,655
Participants	1,206,514
Rollover	66,414

1,774,583

TOTAL ADDITIONS	2,256,342

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	2,205,792
Administrative expenses	156,135

TOTAL DEDUCTIONS	2,361,927

NET DECREASE	(105,585)

NET ASSETS AVAILABLE FOR BENEFITS — BEGINNING OF YEAR	9,210,177

NET ASSETS AVAILABLE FOR BENEFITS — END OF YEAR	$9,104,592

STONEPATH GROUP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(1)	Description of plan

The following description of the Stonepath Group, Inc. (the “Company”) 401(k) Plan (the “Plan”) provides only general information. The effective date of the Plan is January 1, 2003. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering all full-time employees of the Company who have six months of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions — Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (“rollovers”). Participants direct the investment of their contributions into various investment options offered by the Plan. The Company contributes 50% of the first 8% of base compensation that a participant contributes to the Plan. The matching Company contribution is participant-directed. Contributions are subject to certain limitations as set forth by the Internal Revenue Code.

Participant accounts — Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, and (c) administrative expenses. Allocations of Plan earnings are based on participant account balances. Allocations of expenses are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participant’s contributions plus actual earnings are 100% vested immediately. Employer contributions made after January 1, 2003 are generally subject to the following vesting schedule:

Years of Service	Vested %
Less than 1	20%
1	40%
2	60%
3	80%
4	100%
A participant’s account becomes 100% vested if the participant reaches age 65, dies, or becomes disabled while in the service of the Company.

(1)	Description of plan (continued)

Participant loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 2.0% to 10.5%, which are commensurate with local prevailing rates at the inception of the loan. Principal and interest are paid ratably through payroll deductions.

Payment of benefits — On termination of service, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeited accounts — At December 31, 2005 and 2004, forfeited nonvested accounts totaled $4,935 and $12,282, respectively. These accounts will be used to pay administrative expenses and reduce Company matching contributions. During the year ended December 31, 2005, forfeitures were used to pay $6,665 of administrative expenses and reduce employer contributions by $28,000.

Investment options — Upon enrollment in the Plan, participants may direct employee and Company contributions in the following investment options:
•	UBS Fiduciary Trust Company Common Collective Trust — The participants may invest in various investment options under a common collective trust. A description of each investment option can be found in the Plan document.

•	Stonepath Group, Inc. Common Stock
(2)	Summary of significant accounting policies

Basis of accounting — The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition — The value of each investment option within the common collective trust is determined at the close of each business day based on fair value as determined by the respective fund managers. The fair values are generally determined based on quoted market prices of the funds’ investment holdings. The value of the Company’s common stock is based on the quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of benefits — Benefits are recorded when paid.

Administrative expenses — Administrative expenses relate to Plan administration, custodianship of investments, and the annual Plan audit. Additionally, certain expenses of the Plan are paid by the Company and are not included in the Plan’s financial statements.

Recent Accounting Pronouncements — On December 29, 2005, The Financial Accounting Standards Board (“FASB”) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP and is effective for financial statements issued for periods ending after December 15, 2006. Management is currently evaluating the effect of the pronouncement on the financial statements.

(3)	Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2005	2004
UBS Fiduciary Trust Company
Common Collective Trust Funds
Large Company Growth Portfolio	$1,669,167	$1,941,406
Mid-Cap Growth Portfolio	1,185,405	1,010,242
Large Company Value Portfolio	939,802	664,145
Small Company Value Portfolio	869,382	717,207
International Growth Portfolio	752,681	650,967
Guaranteed Investment Contracts Portfolio	703,038	898,003
Balanced Portfolio	650,400	695,491
Intermediate Fixed Income Portfolio	541,272	686,635
S&P500 Index	484,981	462,180
International Value Portfolio	464,372
Stonepath Group, Inc. Common Stock		502,764
During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $464,836 as follows:

UBS Fiduciary Trust Company
Common Collective Trust Funds	$663,119
Stonepath Group, Inc. Common Stock	(198,283)

$464,836

(4)	Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(5)	Transactions with parties-in-interest

As of December 31, 2005 and 2004, the Plan held 408,213 and 414,519 shares, respectively, of Stonepath Group, Inc. common stock (employer securities) with a fair value of $296,523 and $502,764, respectively. During the year ended December 31, 2005, the Plan purchased 119,862 shares of Stonepath Group, Inc. common stock at a cost of $109,728, and sold 126,168 shares of Stonepath Group, Inc. common stock for $114,954.

Certain Plan investments are units of common collective trusts managed by UBS Fiduciary Trust Company, the Plan’s Trustee. Transactions with UBS Fiduciary Trust Company qualify as party-in-interest transactions. These investments amounted to $8,497,105 and $8,322,736 as of December 31, 2005 and 2004, respectively. Fees incurred by the Plan for asset management services amounted to $95,139 for the year ended December 31, 2005.

(6)	Tax status

The Plan has adopted a prototype standardized 401(k) profit-sharing plan and trust sponsored by UBS Fiduciary Trust Company. The prototype plan has obtained a determination letter dated April 11, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. UBS Fiduciary Trust Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code; therefore, no provision for income taxes has been included in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

STONEPATH GROUP, INC. 401(k) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005
EIN: 65-0867684
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
		Description
		of investment
		including maturity
		date, rate of interest,
	Identity of issue, borrower,	collateral, par or		Current
	lessor, or similar party	maturity value	Cost	value

UBS Fiduciary Trust Company Common Collective Trust Funds
*	GIC Portfolio	23,331.943 shares	(1)	$703,038
*	Intermediate Fixed Income Portfolio	17,359.021 shares	(1)	541,272
*	Balanced Portfolio	14,332.302 shares	(1)	650,400
*	Large Company Growth Portfolio	157,572.546 shares	(1)	1,669,167
*	Large Company Value Portfolio	14,092.520 shares	(1)	939,802
*	Mid-Cap Growth Portfolio	122,687.205 shares	(1)	1,185,405
*	Small Company Value Portfolio	30,310.004 shares	(1)	869,382
*	International Growth Portfolio	45,937.218 shares	(1)	752,681
*	International Value Portfolio	24,650.827 shares	(1)	464,372
*	Fixed Income Index Portfolio	15,844.458 shares	(1)	236,605
*	S&P 500 Index	31,009.023 shares	(1)	484,981

*	Stonepath Group, Inc. Stock	408,213.000 shares	(1)	296,523
*	Participant Loans	Interest ranging from 2.00% to 10.50%	- 0 -	264,204

				$9,057,832

*	Party-in-interest as defined by ERISA

(1)	Cost information may be omitted as Plan assets are participant-directed.

EXHIBIT LISTING

EXHIBIT
NO.	DOCUMENT

23.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

23.2	Consent of Independent Registered Public Accounting Firm (filed herewith)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Stonepath Group, Inc.
Date: July 14, 2006	401(k) Plan

	By:	/s/ Christopher Foster

Christopher A. Foster, Authorized
Signatory for Advisory Committee, as
Plan Administrator

INDEX OF EXHIBITS

EXHIBIT
NO.	DOCUMENT

23.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

23.2	Consent of Independent Registered Public Accounting Firm (filed herewith)